ROPES & GRAY LLP PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

April 17, 2020	Renee E. Laws
T +1 617 235 4975
renee.laws@ropesgray.com
BY EDGAR
Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: AMG Funds II (Registration Nos. 033-43089 and 811-06431)
Ladies and Gentlemen:

On behalf of AMG Funds II (the "Trust"), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trust's preliminary proxy statement relating to its June 18, 2020 special meeting of shareholders of AMG GW&K Global Allocation Fund (formerly AMG Chicago Equity Partners Balanced Fund) (the "Fund"). The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Fund's shareholders beginning on or about May 11, 2020.

Please direct any questions concerning this filing to the undersigned at (617) 235-4975.

Very truly yours, /s/ Renee E. Laws Renee E. Laws